

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 28, 2014

<u>Via E-mail</u>
Mr. Michael L. Levitz
Chief Financial Officer
Analogic Corporation
8 Centennial Drive
Peabody, MA 01960

> **Re: Analogic Corporation**
> **Form 10-K for the fiscal year ended July 31, 2013**
> **Filed September 30, 2013**
> **Form 10-Q for the quarterly period ended October 31, 2013**
> **Filed December 10, 2013**
> **File No. 0-6715**

Dear Mr. Levitz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the quarterly period ended October 31, 2013</u>

<u>Item 4. Controls and Procedures, page 34</u>

1.   We see that you include an assessment of internal control over financial reporting as of the quarter ended October 31, 2013.   Under Item 308 of Regulation S-K and Exchange Act Rule 13a-15(c), you are only required to provide management's assessment of internal control over financial reporting on an annual basis at the end of your fiscal year. Please tell us whether you performed a full assessment of

internal control over financial reporting as of the quarter ended October 31, 2013. If a full assessment was not performed, please tell us why management's assessment of internal control over financial reporting is presented in the Form 10-Q.

2.   Please amend your Form 10-Q to provide management's conclusion regarding the effectiveness of disclosure controls and procedures as of October 31, 2013. Refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15(b). Under the cited guidance, you are required to assess and disclose the effectiveness of disclosure controls and procedures as of the end of each quarter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief